EXHIBIT 21.1

Subsidiary List of MTBC, Inc.

1.	MTBC Acquisition, Corp. (Delaware, US)

2.	MTBC Health, Inc. (Delaware, US)

3.	MTBC Practice Management, Corp. (Delaware, US)

4.	MTBC-Med, Inc. (Delaware, US)

5.	CareCloud Corporation (Delaware, US)

6.	Medical Transcription Billing, Corp. (Private) Limited (Pakistan)

7.	RCM – MediGain India, Pvt. Ltd. (India)

8.	RCM – MediGain Colombo, Pvt. Ltd. (Sri Lanka)